# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: VERITONE, INC., CIK 0001615165
CUSIP: 92347M100
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1615 PLATTE STREET, 2ND FLOOR, DENVER, Colorado (CO), 80202
Date of event which requires filing of this statement: 06/30/2025
Filed by CIK 0001705446
Persons authorized to receive notices and communications: Ryan Steelberg, c/o Veritone, Inc., 1615 Platte Street, 2nd Floor, Denver, Colorado (CO), 80202, (888) 507-1737

## Reporting persons
- Ryan Steelberg (CIK 0001705446): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 5,712,806; shared voting power 0; sole dispositive power 5,712,806; shared dispositive power 0; aggregate amount beneficially owned 5,712,806 (10% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: VERITONE, INC.
Address of issuer's principal executive offices: 1615 PLATTE STREET, 2ND FLOOR, DENVER, Colorado (CO), 80202
Comment: This Amendment No. 9 (this "Amendment No. 9" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on October 3, 2017, as amended by Amendment No. 1 on March 20, 2018, Amendment No. 2 on May 16, 2018, Amendment No. 3 on April 24, 2020, Amendment No. 4 on June 29, 2020, Amendment No. 5 on September 30, 2020, Amendment No. 6 on January 15, 2021, and Amendment No. 7 on March 3, 2021, jointly by (i) Chad Steelberg, an individual and (ii) Ryan Steelberg, an individual and further amended by Amendment No. 8 on July 3, 2024 only with respect to Ryan Steelberg (collectively, the "Schedule 13D"). Unless otherwise defined herein, capitalized terms used in this Amendment No. 9 shall have the meanings ascribed to them in the Schedule 13D. Unless amended or supplemented below, the information in the Schedule 13D remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

Steelberg Purchase Agreement

On June 30, 2025, the Issuer entered into a securities purchase agreement (the "June 2025 RDO Purchase Agreement") with the purchasers named therein (the "June 2025 Purchasers"), pursuant to which (i) the Issuer agreed to issue and sell to the June 2025 Purchasers, in a registered direct offering (the "June 2025 Registered Direct Offering"), 6,452,293 shares of the Issuer's common stock, $0.001 par value per share, and pre-funded warrants to purchase up to an aggregate of 1,804,587 shares of the Issuer's common stock.

On June 30, 2025, in connection with the June 2025 Registered Direct Offering, the Issuer entered into a securities purchase agreement with the RSS Trust (the "Steelberg Purchase Agreement") pursuant to which the RSS Trust agreed to purchase from the Issuer, and the Issuer agreed to issue and sell to the RSS Trust, shares of the Issuer's common stock for a gross aggregate offering price of $1.0 million, at a price per share equal to the greater of (i) $1.41 (representing the consolidated closing bid price of the Issuer's common stock on June 27, 2025) and (ii) the consolidated closing bid price of the Issuer's common stock on the date that is the second full trading day after the date on which the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 ("Q2 Form 10-Q") is filed with the SEC (such transaction, the "Steelberg Private Placement" and such shares, the "Steelberg Private Placement Shares").

The Steelberg Private Placement is expected to close on the third full trading day after the filing of the Issuer's Q2 Form 10-Q with the SEC, subject to satisfaction of certain closing conditions. The Steelberg Private Placement Shares will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), and are being offered pursuant to the exemption from registration provided in Section 4(a)(2) of the Securities Act and Rule 506(b) promulgated thereunder.

The foregoing description of the Steelberg Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of the form of Steelberg Purchase Agreement, a copy of which is attached hereto as Exhibit 99.1 and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of the Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of common stock and percentages of the shares of common stock beneficially owned by the Reporting Person and are incorporated by reference. The percentage set forth in row 13 is based upon the sum of 47,552,742 shares of common stock outstanding as of June 27, 2025 and 6,452,293 shares of common stock issued in the June 2025 Registered Direct Offering, as disclosed in the Issuer's prospectus supplement dated June 30, 2025 filed with the SEC on June 30, 2025 as adjusted pursuant to SEC Rule 13d-3.

The Reporting Person's ownership of the Issuer's securities consists of (i) 215,174 shares of common stock and 21,550 shares of common stock issuable upon the exercise of immediately exercisable warrants directly held by the RSS Trust; (ii) 2,003,349 shares of common stock held directly by RVH, LLC; (iii) 480,065 shares of common stock and 2,992,668 vested stock options held by the Reporting Person. The Reporting Person is the trustee of the RSS Trust and the sole member and manager of RVH, LLC. Because the number of shares to be issued in the Steelberg Private Placement is currently not determinable, the Steelberg Private Placement Shares are not considered beneficially owned by the Reporting Person as of the date of this Schedule 13D/A.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of the Reporting Person's cover page to this Schedule 13D set forth the number of shares of common stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, the Reporting Person has not effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented as follows:

Steelberg Purchase Agreement

The description of the Steelberg Purchase Agreement included in Item 3 of this Schedule 13D/A is incorporated herein by reference.

Lock Up Agreement

In connection with the June 2025 Registered Direct Offering, each of the Issuer's directors and executive officers, including the Reporting Person, entered into a customary lock-up agreement prohibiting, subject to certain limited circumstances, the sale or other disposition of the common stock or other securities convertible into or exercisable or exchangeable for the common stock of the Issuer without the prior written consent of the placement agent for the June 2025 Registered Direct Offering and Esousa Group Holdings, LLC, for a period of 75 days after July 2, 2025, the closing date of the June 2025 Registered Direct Offering.

The foregoing description of the Lock-up Agreement is not complete and is qualified in its entirety by reference to the full text of the form of the lock-up agreement attached hereto as Exhibit 99.2 and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Form of Securities Purchase Agreement, by and between Veritone, Inc. and The RSS Living Trust dated April 6, 2012, dated June 30, 2025 (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K, filed with the SEC on June 30, 2025).

Exhibit 99.2 Form of Lock-up Agreement for Officers and Directors.

## Signatures
- Ryan Steelberg: /s/ Ryan Steelberg, Ryan Steelberg (07/02/2025)